ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 22, 2024
VIA EDGAR TRANSMISSION

Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
AAM Brentview Dividend Growth ETF
AAM Sawgrass U.S. Small Cap Quality Growth ETF
AAM Sawgrass U.S. Large Cap Quality Growth ETF (each a "Fund" and collectively, the "Funds")
File Nos. 333-179562 and 811-22668

Dear Ms. Im-Tang:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective No. 954 to the Trust's Registration Statement on Form N-1A filed May 15, 2024 (the "Amendment") with respect to Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and expense examples for each Fund along with your response at least five business day prior to filing the 485(b).
Response:     Please see Appendix A attached hereto.
Comment 2.As the Funds' disclosures reflect potential investments in other investment companies, please confirm there will be no acquired fund fees and expenses ("AFFE") for the first year of operations for any of the Funds.
Response:     The Trust confirms that no Fund anticipates AFFE during its first year of operation.
Comment 3.Under the "Principal Investment Strategies” section of the AAM Brentview Dividend Growth ETF, please clarify what is meant by a "repeatable three-step process" as indicated in the third sentence of the second paragraph.
Response:     The Trust revised the disclosure in question as follows (italics added to convey revised disclosure):
The Fund attempts to achieve a faster dividend growth than the market, with a lower portfolio beta, and an aggregate yield that is equal to or greater than the S&P 500®. The Fund’s portfolio is managed by Brentview Investment Management, LLC (“Brentview”), a sub-adviser to the Fund. Brentview follows a bottom-up process to identify U.S.-listed companies positioned to grow their dividend. Brentview selects investments for the Fund’s portfolio by using a combination of qualitative analysis, financial analysis, and valuation and historical analysis to select companies with demonstrated operating consistency, strong fundamentals, and reasonable valuations for best potential total return.

Comment 4.Under the "Principal Investment Strategies” section of the AAM Brentview Dividend Growth ETF, please explain what is meant by "original investment rationale" as indicated in the first sentence of the fourth paragraph.
Response:     The Trust revised the disclosure in question as follows (italics added to convey revised disclosure):
Brentview conducts research on the Fund’s existing holdings to identify factors that may be contrary to the initial decision to add the security to the portfolio to anticipate potential dividend cuts and/or deteriorating fundamentals. Brentview may sell a security in the Fund’s portfolio if the company demonstrates a weakened commitment to dividends, unsustainable payout ratios, a deteriorating balance sheet strength, or a change in business strategy.
Comment 5.Under the "Principal Investment Strategies” section of the AAM Brentview Dividend Growth ETF, please quantify what constitutes a "significant portion" of the Fund's assets as indicated in the second sentence of the fifth paragraph, and, to the extent the Fund will be significantly invested in other sectors, please identify those sectors and describe any related risk(s).
Response:     The Trust revised the disclosure in question as follows (italics added to convey revised disclosure):
The Fund’s anticipated portfolio holdings range between 30-40 companies with position sizes between 2-4%. At its inception, the Fund may invest a significant portion (approximately 25%-30%) of its assets in the information technology sector.

Comment 6.Please re-order the principal risks of each Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:     The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 7.Under the "Principal Investment Risks” with respect to each of the Funds, please add language to "ETF Risks" stating that an active trading market for shares of the ETF may not be developed or maintained.
Response:     The Trust has revised the "Trading" sub-risk within "ETF Risks" for each Fund's Principal Investment Risks as follows (italics added to convey revised disclosure):

Trading. Although Shares are listed for trading on NYSE Arca, Inc. (the “Exchange”) and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that Shares will trade with any volume, or at all, on any stock exchange. There can be no assurance that an active trading market for such Shares will develop or be maintained. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares, and this could lead to differences between the market price of the Shares and the underlying value of those Shares.
Comment 8.Under the "Principal Investment Risks” with respect to each of the Funds, in the first bullet point of "ETF Risks" discussing "Authorized Participants" ("APs"), please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system, and, if so, please disclose that there are a limited number of financial institutions that may act as APs that post collateral for certain trades on a agency basis (i.e., on behalf of other market participants).
Please also disclose that, to the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying of those shares.
Response:     The Trust does not anticipate that the Funds will trade outside of a collateralized settlement system. As such, the Trust has not revised the existing disclosure.
Comment 9.Under the "Principal Investment Strategies” sections of the AAM Sawgrass U.S. Small Cap Quality Growth ETF and the AAM Sawgrass U.S. Large Cap Quality Growth ETF, please clarify in the disclosure what is meant by a "risk profile realignment within the Fund" as indicated in the fourth paragraph of each strategy.
Response:     The Trust revised the disclosure in question for both Funds as follows (italics added to convey revised disclosure):
Sawgrass generally sells a security for the Fund when, in its opinion, one or more of the following occurs, among other reasons:...3) the risk profile of a particular security has changed....

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.

Very truly yours,
/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary

Appendix A

AAM Brentview Dividend Growth ETF

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%
1Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

AAM Sawgrass U.S. Small Cap Quality Growth ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.55%
1Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$56	$176

AAM Sawgrass U.S. Large Cap Quality Growth ETF

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%
1Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157